SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: April 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No       X

Attached:

Adecco appoints Dominik de Daniel as Group Chief Financial Officer

Press Release

Adecco appoints Dominik de Daniel as Group Chief Financial Officer

Chéserex, Switzerland – April 3, 2006: The Adecco Group, the worldwide leader in Human Resource services, announced today the appointment of Dominik de Daniel as Adecco Group’s new Chief Financial Officer (CFO). De Daniel (30), who was formerly CFO at German-listed DIS Deutscher Industrie Service AG, will join Adecco with immediate effect.

Commenting on the new appointment, Klaus J. Jacobs, Chairman and CEO of Adecco, said: “We welcome the decision of DIS’ Supervisory Board to support the appointment of Dominik de Daniel as CFO of Adecco, which is in line with our original plans”. Adecco has recently acquired a majority stake in DIS AG by means of a public tender offer.

De Daniel held the CFO position at DIS AG since March 2002, and since February 2001 he was member of the Management Board responsible for Investor Relations, Strategic Controlling and M&A. Before joining DIS AG in May 2000, he was a senior analyst at Deutsche Bank covering the staffing sector.

De Daniel is a German national and will be based at Adecco’s global headquarters in Zurich, Switzerland.

As Group CFO, de Daniel replaces Jim Fredholm, who remains in the Group as the global head of the Business Line Finance & Legal. Sven Pfeifer, formerly Finance Director of Adecco Germany, replaces Dominik de Daniel as CFO of DIS AG. Pfeifer’s appointment has also been confirmed by DIS AG Supervisory Board.

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects over 700,000 associates with business clients each day through its network of over 33,000 employees and 6,600 offices in over 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

Adecco S.A. is registered in Switzerland (ISIN: CH001213860) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X: ADEN), the New York Stock Exchange (NYSE: ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE).

Contacts:

Adecco Corporate Investor Relations
Investor.relations@adecco.com or +41 (0) 44 878 8925

Adecco Corporate Press Office
Press.office@adecco.com or +41 (0) 44 878 8832

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA (Registrant)

Dated: 4 April 2006	By:	/s/ Jim Fredholm
Jim Fredholm
Chief Financial Officer

Dated: 4 April 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary